EXHIBIT 99.1

BRIGUS GOLD CORP.
Three and six months ended June 30, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of Brigus Gold Corp. (“Brigus” or the “Company”) and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2010, the unaudited condensed consolidated interim financial statements for the quarters ended June 30, 2011 and 2010 and related notes.

Effective January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS” or “GAAP”), using a transition date of January 1, 2010 to accommodate comparative periods. As a result, the condensed consolidated interim financial statements for the three and six months ended June 30, 2011 have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, and International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. For reporting periods ended prior to January 1, 2011, the Company had prepared and filed its financial statements in accordance with United States generally accepted accounting principles (“US GAAP”). Detailed reconciliations of 2010 figures previously reported under US GAAP to IFRS are provided in note 21 to the June 30, 2011 condensed consolidated interim financial statements.

The information presented in this MD&A is as of August 12, 2011.  All of the financial information presented herein is expressed in United States dollars (“US dollars” or “USD”), unless otherwise stated. Canadian dollars are indicated by the symbol “Cdn$”.  The first, second, third, and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. The reader is cautioned not to place undue reliance on forward-looking statements. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OVERVIEW OF THE BUSINESS

Brigus is principally engaged in gold mining, including extraction, processing, and refining, as well as related activities including exploration and development of mineral deposits primarily in Canada. The Company operates the wholly owned Black Fox Mine and Mill in the Timmins Gold District of Ontario, Canada.  The Company’s Black Fox Complex encompasses the Black Fox Mine and adjoining properties in the Township of Black River-Matheson, Ontario, Canada.  The Black Fox open pit mine commenced commercial production in May 2009 from Phase 1 of the open pit.  The Black Fox underground mine will operate in conjunction with the Black Fox open pit mine and is expected to commence commercial production in the third quarter of  2011.

Brigus is also advancing the Goldfields Project located in northern Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In Mexico, Brigus holds a 100% interest in the Ixhuatán Project located in the state of Chiapas, which is subject to a letter of intent with Cangold Limited (“Cangold”), pursuant to which Cangold can acquire a 75% interest in the Company’s Mexican subsidiary that owns the Ixhuatán Project.  In the Dominican Republic, the Company has an interest covering three mineral exploration projects which are subject to a letter of intent with Everton Resources Inc. (“Everton”), whereby Everton can acquire the Company’s remaining interests in these projects.

HIGHLIGHTS

•	Produced 15,688 ounces of gold in the second quarter, an 80% increase over first quarter production.
•	Processed 181,488 tonnes of ore at an average grade of 2.86 grams of gold per tonne and an average recovery of 94.1%.
•	Sold 15,178 ounces of gold at an average realized price of $1,463 per ounce in Q2 2011.
•	Achieved commercial production from the Phase 2 open pit in April 2011.
•	Expects to achieve commercial production from the underground mine in the third quarter of 2011.
•
Commenced Phase 1 of the Black Fox Mill expansion, which is expected to be completed and in service during the first quarter of 2012, and is expected to increase processing capacity to 2,200 tonnes per day.

•	Positive drilling results from the newly discovered 147 Zone, which now extends to a vertical depth of 240 metres below surface and remains open in all directions.

SECOND QUARTER RESULTS AND OUTLOOK

Brigus is a growing Canadian gold producer committed to maximizing shareholder value through efficient production, targeted exploration and select acquisitions. The Company is focused on growth in Canada.

Phase 2 of the Black Fox open pit mine began producing ore in April 2011 and is currently producing at a rate of 1,000 to 1,500 tonnes per day (“tpd”).  During the second quarter, 87,760 tonnes of ore, at an average grade of 4.03 grams per tonne (“gpt”), were produced from the open pit mine.

The Black Fox underground mine is expected to reach commercial production in the third quarter of 2011.  Underground ore production is expected to reach 800 tpd during the third quarter and approximately 1,000 tpd by year-end, as additional stopes are opened up.  During the quarter, 30,316 tonnes were mined from the underground at an average grade of 3.54 gpt, resulting in a credit to underground development cost of $4.3 million.

During the quarter the Black Fox Mill processed ore from the Phase 2 open pit together with underground pre-production ore and, when necessary, low-grade stockpiles. Mill throughput averaged 1,994 tpd during the quarter and 2,115 tpd in the month of June 2011.  Mill throughput is expected to average 2,000 tpd for the balance of the year.

The Company expects gold production to increase quarter over quarter in the second half of 2011 until it reaches a steady state annual production rate of 104,000 ounces. Brigus, as well as other mines in the region, continue to face labour and equipment shortages that have resulted in delays in development of the underground mine. However, the Company is making steady progress in building its mining workforce.

Planned capital expenditures related to underground development and mine equipment are estimated to be $37 million for 2011.  As a result of the adoption of IFRS, approximately $15 million in stripping costs will be capitalized in 2011 which would have been charged to operating costs under US GAAP.  The Company has also initiated the Phase 1 mill expansion announced in June 2011 and expects to incur $3.5 million of expenditures in 2011.

Total estimated exploration expenditures have increased from $11 million to $12.4 million for 2011 to reflect the increased drilling at the 147 Zone.

Continued positive exploration drill results from targets such as the Contact Zone, the newly discovered 147 Zone, Gibson and Grey Fox South represent near term potential to expand gold resources and reserves.

The Company announced at the end of June that it would proceed with an initial expansion of the Black Fox Mill, which is expected to be completed and in service during the first half of 2012. This initial expansion is expected to increase processing capacity at the mill to 2,200 tpd. Processing capacity and recovery will be increased through optimization of existing equipment, some equipment additions and elimination of production losses. The Company is continuing to assess a Phase 2 mill expansion plan that could increase processing capacity to 3,500 tpd. The plan would include replacement of the existing crushing plant with a semi-autogenous grinding (SAG) mill as well as the implementation of a gravity circuit and additional leach capacity, which would be expected to improve the recovery rate as well as the overall production throughput capacity.

SELECTED QUARTERLY FINANCIAL INFORMATION

(In thousands, except per share and ounce amounts)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Revenue from the sale of gold	$17,883	$22,163	$31,465	$39,789
Operating (loss) income	$(2,653)	$7,061	$(5,789)	$8,839
Net (loss) income	$(3,757)	$(19,084)	$930	$(20,851)
Basic and diluted net (loss) earnings per share	$(0.02)	$(0.22)	$0.00	$(0.27)
Cash flows from operations	$3,687	$13,123	$6,755	$11,925
Gold sales in ounces	15,178	18,430	25,181	34,226
Total cash cost per ounce gold sold (1)	$865	$414	$969	$532

(1)	Total cash cost per ounce gold sold is a non-GAAP measure and is not necessarily comparable to similar titled measures of other companies due to potential inconsistencies in the method of calculation.

REVIEW OF SECOND QUARTER FINANCIAL RESULTS

Revenue for the three months ended June 30, 2011 was $17.9 million compared to $22.2 million for the same period in 2010, a decrease of $4.3 million.  Additional sales of 2,952 ounces produced from underground development ore resulted in proceeds of $4.3 million which were credited against development. Production from both the Phase 2 open pit and underground mine continued to ramp up during the second quarter, resulting in a decrease in the ounces sold as compared to Q2 2010 when Phase 1 of the open pit was in full production.

Production of gold in the quarter was 15,688 ounces compared to 18,028 ounces in the same quarter in 2010.  Increases in the realized price per ounce offset the decrease in production.  Gold sold for the three months ended June 30, 2011 was 15,178 ounces, of which 2,952 ounces were produced from the underground mine, compared to 18,430 ounces for the same period in 2010, all of which were sourced from the Phase 1 open pit. Overall, the reduced ounces sold in the second quarter of 2011 compared to the same period in 2010 is a result of processing lower grade ores, averaging 2.86 gpt compared to 3.43 gpt in the second quarter of 2010.

In the second quarter of 2011, 13,569 ounces of the 15,178 ounces sold were sold at spot at an average realized price of $1,509, and 1,608 ounces were delivered against the gold stream agreement with Sandstorm Resources Ltd. (“Sandstorm”) for cash proceeds of $500 per ounce as well as the recognition of deferred revenue of $0.9 million. Revenue related to the sale of ore mined from the underground totalled $4.3 million. In 2010, of the 18,430 ounces sold, 14,558 ounces were delivered against gold forward sales contracts at a realized price of $876 per ounce, with the balance of 3,872 ounces of gold sold at spot at an average of $1,238 per ounce.

During the three months ended June 30, 2011, the Company recorded a net loss of $3.8 million or $(0.02) per share compared to a net loss of $19.1 million, or $(0.22) per share in the same period in 2010. The net loss in Q2 2011 is primarily attributable to a $2.7 million loss from operations and a $1.3 million loss relating to the fair value adjustment on the conversion option related to the Company’s 6.5% convertible debentures.  The net loss in Q2 2010 was mainly due to a $20.3 million loss on the fair value adjustment relating to the Company’s gold forward sales contracts and Canadian dollar exchange contracts.  The Canadian dollar exchange contracts were all unwound in the second quarter of 2010 and the gold forward sales program was unwound in the fourth quarter of 2010.

Direct operating costs, which include mining and processing costs, for the three months ended June 30, 2011 were $10.6 million, compared to $7.7 million for the three months ended June 30, 2010, an increase of $2.9 million.  The increase in direct operating costs is due to the processing of stockpiled low grade ore inventories as well as higher fuel and maintenance expenditures incurred to ramp up the open pit operations.

The open pit cost per tonne mined in the second quarter of 2011 was Cdn$3.24 compared to Cdn$2.72 in Q2 2010.  During the quarter, 2.3 million tonnes were mined from the open pit compared to 2.0 million tonnes in the second quarter of 2010.  The higher cost per tonne mined in 2011 is the result of higher fuel costs and maintenance charges associated with the open pit mine equipment. Milling cost per tonne in the first quarter of 2011 was Cdn$17.74, compared to Cdn$13.13 per tonne in the same period in 2010. The higher cost per tonne milled is a result of the processing of low grade stockpiled ore. Total tonnes milled in the second quarters of 2011 and 2010 were 188,488 tonnes and 178,357 tonnes, respectively.

Corporate administration expenses were $5.2 million for the three months ended June 30, 2011 compared to $4.0 million the same period in 2010, a difference of $1.2 million, primarily related to non-cash stock-based compensation which increased by $1.0 million.  Corporate administration costs include expenses related to the overall management of the Company, which are not part of direct mine operating costs. The increase in these costs relates to additional costs associated with temporarily maintaining two separate offices as well as non-cash share based compensation expenses related to options awarded in Q2 2011 under the Company’s employee stock option program. Corporate administration expenses, excluding stock-based compensation, are expected to decrease once the transition of the corporate functions to the Halifax office is completed and the Denver office is closed at the end of Q3 2011.

REVIEW OF SIX MONTH FINANCIAL RESULTS

Revenue for the first six months of 2011 was $31.5 million compared to $39.8 million for the same period in 2010, due to the continued ramp up in production of the Phase 2 open pit and ongoing development of the underground mine. The Company sold 25,181 ounces of gold during the first half of 2011, compared to 34,226 ounces for the same period in 2010.

Of the ounces sold 22,819 were sold at spot at an average realized price of $1,457, and 2,362 ounces were delivered against the gold stream agreement with Sandstorm for cash proceeds of $500 per ounce as well as the recognition of deferred revenue of $1.4 million. Revenue related to the sale of ore mined from the underground totalled $4.3 million and is shown net of capital expenditures related to the underground mine. Total ounces sold decreased due to lower gold production in Q1 and Q2 2011.  Production was impacted by the development of the underground mining operations, which delayed the commencement of production from Phase 2 of the open pit.

The Company recorded net income of $1.0 million for the six months ended June 30, 2011, compared to a net loss of $20.9 million in the same period in 2010, an increase of $21.9 million. The net income for the first half of 2011 was driven by an operating loss of $5.8 million, which was offset by a positive fair value adjustment of $6.3 million related to the Company’s equity-linked financial instruments and an income tax recovery of $1.9 million related to the renunciation of the tax benefits associated with the flow-through shares. The net loss in 2010 was primarily attributable to a $21.7 million mark-to-market loss on the Company’s gold forward sales contracts.

Direct operating costs for the six months ended June 30, 2011 were $21.6 million, compared to $18.3 million for the six months ended June 30, 2010, an increase of $3.3 million or 18%.  The increase in direct operating costs for the first half of 2011 relates to increased costs associated with processing low-grade, stockpiled ore as well as increased fuel and maintenance costs as a result of the ramp up of Phase 2 of the open pit mine. The Company also experienced fluctuation in foreign exchange rates resulting in a loss of $0.5 million in 2011 compared to a gain of $0.6 million in 2010.

The cost per tonne mined in first half of 2011 was Cdn$3.38 compared to Cdn$2.58 in the first half of 2010.  Year to date, 4.0 million tonnes were mined compared to 4.1 million tonnes mined in the same period in 2010.  Milling cost per tonne in the first half of 2011 was Cdn$16.36, compared to Cdn $14.27 per tonne for the same period in 2010. The higher cost per tonne milled is a result of the processing of low grade stockpiled ore. Total tonnes milled year-to-date were 360,717 compared to 356,357 tonnes, for the same period in 2010. The higher cost per tonnes milled is a result of maintenance costs incurred during the quarter as well as increased consumable costs.

Corporate administration expenses were $8.3 million for the six months ended June 30, 2011 compared to $6.0 million the same period in 2010, primarily as a result of the previously discussed maintenance of two corporate offices, higher stock based compensation expense, which increased by $1.4 million over the previous year as well as a one-time charge of $0.7 million related to a one time billing adjustment by Ontario Hydro.

RESULTS OF OPERATIONS

	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Metal Sales:
Gold (ounces)	15,178	18,430	25,181	34,226
Silver (ounces)	469	953	905	1,883
Average realized gold price per ounce	$1,463	$952	$1,421	$917

Production:
Open pit ore tonnes mined	87,760	228,400	117,569	418,400
Open pit operating waste tonnes mined	1,533,069	1,459,304	1,624,136	3,264,416
Open pit capital stripping tonnes mined	712,273	340,756	2,896,404	407,244
Total open pit tonnes mined	2,333,102	2,028,460	4,638,109	4,090,060
Total underground ore tonnes mined	30,316	–	39,132	–

Tonnes milled at Black Fox Mill	181,488	178,357	360,717	356,357
Tonnes milled per day	1,994	1,960	1,993	3,938
Head grade of ore (gpt)	2.86	3.43	2.26	3.06
Recovery (%)	94%	92%	93%	93%
Gold ounces produced	15,688	18,028	24,460	32,203

Total cash and production costs ($/ounce):
Total cash costs per ounce of gold	$865	$414	$969	$532
Total production costs per ounce of gold	$1,270	$603	$1,311	$727
Average gold price ($/ounce):
Gold	$1,506	$1,196	$1,505	$1,152

RECONCILIATION OF CASH OPERATING AND TOTAL PRODUCTION COSTS PER OUNCE

	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Gold ounces sold	15,178	18,430	25,181	34,226
Less: underground ounces sold	(2,952)	-	(2,952)	-
Net gold ounces sold	12,226	18,430	22,229	34,226

Direct operating costs	$10,599	$7,656	$21,584	$18,253
Less: By-product silver credits	$(20)	$(18)	$(33)	$(34)
Cash operating costs	$10,579	$7,638	$21,551	$18,219
Add: Depreciation and amortization (operations only)	$4,957	$3,467	$7,592	$6,679
Total production costs	$15,536	$11,105	$29,143	$24,898

Total cash cost per ounce of gold	$865	$414	$969	$532
Total production cost per ounce of gold	$1,270	$603	$1,311	$727

SECOND QUARTER 2011 OPERATIONAL REVIEW

The total cash cost per ounce of gold sold for the three months ended June 30, 2011 was $865 per ounce compared to $414 per ounce for the three months ended June 30, 2010, a difference of $451 per ounce.  The increase in the cash costs per ounce relates to the increase in direct operating costs including higher fuel costs, processing low grade stockpiled ore and the related 13% decrease in the ounces produced.

Black Fox Open Pit Mine

Phase 2 of the Black Fox open pit mine reached commercial production at the beginning of Q2 2011 and is currently providing 1,000 to 1,500 tpd of ore, at an average grade of 4.03 gpt.  During the quarter, 2,333,102 tonnes were mined, compared to 2,028,460 tonnes during the same period in 2010.  Of the total tonnes mined during the quarter, 87,760 were ore, 1,533,069 were operating waste and 712,273 related to capital stripping.  This compares to 228,400 tonnes of ore, 1,459,304 tonnes of operating waste and 340,756 tonnes related to capital stripping in 2010, resulting in a strip ratio of 17.5:1 in Q2 2011 as opposed to a strip ratio of 6.4:1 in Q2 2010.

Total ore tonnes mined in 2011 were lower than the 2010 due to construction delays related to the development of the underground mine in Q1 2011 that delayed the commencement of production from Phase 2 of the open pit, which continues to ramp up.

During Q2 2011, $2.0 million was capitalized relating to capital stripping activities.  The Company expensed all open pit mining costs in the second quarter 2011, except for costs associated with capital stripping that provided access to ore to be mined in future periods.

Black Fox Underground Mine

During the three months ended June 30, 2011, development advance totalled 1,277.8 metres (“m”) including 241.8 m of ore development. Waste development included the East decline ramp, which was completed by the underground mining contractor, and the West decline ramp, which was completed by Brigus personnel.

Underground ore is being produced primarily from development headings and the first stoping area on the East 9475 level. Several remnant mining areas in the historic underground mine are also being exploited. Production stopes employ the cut and fill mining method, accessed from a series of declines and 5 m by 5 m ramps from the main ramp to surface.  Based on the current mine plan, the underground portion of the Black Fox Mine is expected to extend from below the existing open pit mine (near 200 m depth below surface) to approximately 500 m depth below surface.

Capital expenditures incurred in the second quarter of 2011, net of $4.3 million in gold recoveries, totaled $14.3 million and included $6.2 million for underground development, $2.0 million for stripping Phase 2 of the open pit and $6.1 million for underground and open pit mine equipment. Capitalization of Phase 2 stripping costs arises from the Company's IFRS accounting policy under which the Company capitalizes production phase stripping costs that generate a future economic benefit and amortizes these costs over the life of the related reserves. These amounts were initially included in the Company's operating cost forecast for the period.

Year-to-date capital expenditures totaled $32.4 million, net of $4.3 million in gold recoveries, and included $15.0 million for underground development, $9.6 million for stripping Phase 2 of the open pit and $7.8 million for underground and open pit mine equipment. As noted previously, capitalization of Phase 2 stripping costs arises from the Company's IFRS accounting policy and was initially included in the Company's operating cost forecast for the period.

Black Fox Mill

During the three months ended June 30, 2011, the Black Fox Mill processed 181,488 tonnes of ore, at a grade of 2.86 gpt and a recovery rate of 94%, achieving total gold production of 15,688 ounces.  This compares to 178,357 tonnes at a grade of 3.43 gpt, and a recovery of 92%, for total gold production of 18,028 ounces for the same quarter in 2010.  The decrease in gold production compared to the three months ended June 30, 2010 is a result of processing overall lower grade ore from a combination of the open pit, lower-grade development ore from the underground mine supplemented by low-grade stockpiles. In the month of June 2011, mill throughput averaged 2,115 tonnes per day as a result of improved crusher performance.

An initial expansion of the mill commenced in July 2011 and is expected to be completed and in service during the first quarter of 2012. This initial expansion is expected to increase processing capacity at the mill to 2,200 tpd. Processing capacity and recovery will be increased through optimization of existing equipment, equipment additions and elimination of production losses.

The Company is committed to providing a safe work environment for its employees and the responsible stewardship of its environment.  During the quarter ended June 30, 2011, the Black Fox Mine and Mill reported no lost time accidents.

EXPLORATION REVIEW

Capital expenditure for exploration and development in the quarter ended June 30, 2011, consisting of drilling and maintaining exploration properties, totalled $3.5 million including $2.7 million related to the Black Fox Complex and $0.8 million related to Goldfields.  Capital expenditures for exploration and development for the six months ended June 30, 2011 totalled $5.9 million; $4.5 related to the Black Fox Complex and $1.4 million related to Goldfields. Exploration activity on the Black Fox Complex consists of the Black Fox Mine and the Grey Fox and Pike River properties.  As of August 12, 2011, the Company had six drills active on the Black Fox Complex.

Black Fox Complex

The Black Fox Complex covers 18-square kilometres (“kms”) and extends 6.5 kms along the strike, at depth, of the well-known Destor-Porcupine Fault Zone (“DPFZ”), which hosts the Black Fox gold deposit and several other gold deposits in the Timmins Gold District.  The exploration program is focused on step-out drilling which is intended to expand the drilling in and around the Contact Zone and the recently discovered 147 Zone within the Grey Fox/Pike River property, including five exploration targets: the historic Gibson Deposit, Gibson Shear, School House Zone, Hislop North Zone, and the Grey Fox South Zone.

Apart from the Black Fox Mine deposit, the majority of known gold mineralization defined to date on the Black Fox Complex occurs within the Contact Zone and the 147 Zone located on the southern portion of the Black Fox Complex, about 3.5 kms southeast of the Black Fox Mine. The Contact Zone area is a steeply dipping fault zone located between the north-south trending argillaceous sediments and tuffs, in contact with mafic volcanics.  The zone extends from the Grey Fox south claim boundary northwards for at least 1,200 m with an average strike of 350 degrees azimuth.  The general dip of the feature is 78 degrees to the east with horizontal widths varying from 3.5 m to 35 m.

In the second quarter of 2011, and including the period to August 12, 2011, a total of 83 surface drill holes have been completed on the Black Fox Complex, representing 33,780 meters.  Drilling is continuing with three drills on the 147 Zone, two drills on the Contact Zone and one drill on the Gibson Shear of the Black Fox Complex.

During Q2 2011, Brigus reported on the drilling results of the new 147 Zone that returned high-grade assays over significant widths.  Highlights from drilling completed at the 147 Zone during Q2 were reported in press releases dated April 27th, May 16th, June 1st and June 20th. Brigus also reported drilling results at the 147 Zone on July 6th and July 28th. All drilling results are available on the Company’s website.

The 147 Zone now extends to a vertical depth of 240 metres below surface and remains open in all directions. Drilling at the 147 Zone is progressing as planned with four drill rigs. A fifth drill rig is in-fill drilling the Contact Main Zone located approximately 400 m to the north of the 147 Zone.

Black Fox Mill Property

In January 2011 a drilling program commenced on the Black Fox Mill property. Following the completion of six drill holes for 2,166 m drilled, the drill was moved to 147 Zone on the Black Fox Complex.  Sample assays relating to these holes are pending. The Black Fox mill drill program is expected to continue following the completion of the 147 Zone drill program. The program is designed to test for gold mineralization below and along strike of the historic underground Stock Gold Mine workings and to test gold targets generated from the Titan 24 IP geophysical survey.

Goldfields Project

The Goldfields Project is located in northern Saskatchewan, Canada.  During the 2011 second quarter, Brigus commenced an exploration program to in-fill drill below the bottom level of the proposed Box mine open pit where excellent gold grades over significant widths were returned from the 2010 exploration drilling program. A total of 3,500 meters of drilling are planned at an estimated cost of $1.0 million.

March Consulting Associates Inc. continues with work required to prepare a 43-101 compliant Technical Report to support a production decision on the project.  Detailed geotechnical and metallurgical investigations have commenced on site along with the exploration drilling.

Ixhuatán Project, Mexico

On April 26, 2011, the Company announced that it had signed a letter of intent with Cangold whereby Cangold can acquire a 75% interest in the Company’s Mexican subsidiary that owns the advanced exploration stage Ixhuatán gold project in Chiapas, Mexico.  Upon signing of the option agreement, Cangold would pay Brigus Cdn $1.0 million and issue 6.0 million Cangold shares to Brigus.  To earn a 75% interest in the Ixhuatán Project, Cangold will be required to pay Brigus a total of Cdn $10.0 million and issue 20.0 million shares over a three-year period as well as complete an independent third-party feasibility study on the Campamento Deposit.  At that point, Cangold and Brigus would hold a 75% and 25% interest, respectively, and would be responsible for their pro-rata costs in jointly developing the Ixhuatán deposit.  Upon commencing commercial production, Brigus will receive a 2% Net Smelter Return royalty and a payment of Cdn $5.00 per ounce of gold in the Proven and Probable category included in the feasibility study.  The closing of this transaction is subject to regulatory approvals, and negotiations to finalize the purchase and sale agreement are ongoing.

The Company has agreed to extend the initial June 30, 2011 expiry of the letter of intent and expects a definitive agreement to be reached before the end of 2011.

Dominican Republic Projects

On May 25, 2011, the Company announced that it had signed a letter of intent with Everton whereby Everton can acquire the Company’s remaining interest in the Ampliacion Pueblo Viejo, Ponton and La Cueva concessions in the Dominican Republic (the “Concessions”). Under the terms of the letter of intent, Everton will complete a financing, pay the Company Cdn $1.0 million cash and issue the Company 15.0 million Everton shares. The Company will also receive a sliding Net Smelter Return royalty on the Concessions equal to 2% based on the then current price of gold.

In addition, Everton is required to incur a minimum Cdn $5.0 million work commitment on the Concessions over the next two years.  Upon completion of a NI 43-101 compliant measured and indicated resource on the Concessions of a minimum 1,000,000 ounces of gold equivalent (at an average grade of 2.5 gpt or higher for Ampliacion Pueblo Viejo and 1.5 gpt or higher for Ponton and La Cueva), Everton will pay the Company an additional Cdn$5.0 million or 5.0 million common shares, whichever has the greater value.

The closing of this transaction is subject to Everton completing its planned financing.  The transaction and financing are also subject to regulatory approvals. The transaction is expected to close in Q4 2011.

CONSOLIDATED OTHER INCOME AND EXPENSES

See heading, “Review of Second Quarter Financial Results” for information regarding significant changes to operating and corporate administration expenses.

Interest income for the second quarter of 2011 was $1.1 million, compared to $0.06 million for the comparable period in 2010. The majority of the increase relates to a payment received in relation to the Company’s notes receivable. The Company received this payment as consideration for extending the repayment date of the notes from June 30, 2011 to October 31, 2011.

Amortization and depreciation for the second quarter of 2011 was $4.8 million, compared to $3.5 million in the second quarter of 2010, an increase of $1.3 million. The increase in depreciation expense in Q2 2011 was due to depreciation of new surface facilities and infrastructure as well as Phase 2 development costs.  On a year-to-date basis, depreciation and amortization has increased $0.7 million to $7.4 million as compared to 2010 as a result of the depreciation of the Phase 2 open pit development costs, which commenced in Q2 2011.

Finance costs were $1.2 million in the second quarter of 2011 compared to $2.9 million in the same period in 2010. The decrease in finance costs in Q2 2011 is primarily due to the reduced cost of financing under the Company’s convertible debentures completed in March 2011 relative to the Project Facility that was repaid upon closing of the debenture financing as well as the capitalization of finance costs.  Year-to-date, finance costs have decreased by $2.4 million as a result of the items noted above.

During the three months ended June 30, 2011 the Company recorded a loss of $1.3 million relating to the change in fair value of the Company’s derivative instruments, specifically the conversion option related to the Company’s 6.5% convertible debentures.  The loss on derivative financial instruments in Q2 2010 was $20.3 million, $16.1 million of which related to outstanding gold forward sales contracts and $4.2 million related to Canadian dollar contracts.

For the three months ended June 30, 2011 and 2010, the Company recorded a loss of $0.2 million and a gain of $0.2 million, respectively, relating to the change in the fair value of warrants to purchase common shares denominated in a foreign currency (the Canadian dollar).  These warrants are considered derivative instruments for accounting purposes and are therefore marked-to-market at the end of each reporting period.

BALANCE SHEET REVIEW

Current assets remained consistent with the December 31, 2010 balance. Cash increased by $14.7 million primarily as a result of the receipt of the proceeds of the 6.5% senior unsecured convertible debentures.  The increase in the cash balance was offset by a $9.4 million decrease in restricted cash as a result of spending on exploration activity.  Inventory balances declined as a result of processing low grade ore stockpiles.  Long-term assets increased by $32.8 million as a result of an $31.5 million increase in property, plant and equipment related to the capitalization of Phase 2 stripping costs as well as underground mine development costs and equipment purchases, net of depreciation and amortization of $7.4 million.

Current liabilities decreased by $21.8 million during the first half of 2011 due to the repayment of the Project Facility in Q1 2011.  Long-term liabilities increased by $43.1 million as a result of the issuance of $50 million in convertible debentures and $2.3 million in new capital leases.  The increase in long term liabilities was offset by a $6.3 million reduction in the fair value of the Company’s equity-linked financial instruments.

Shareholder’s equity increased by $14.3 million since December 31, 2010 as a result of the issuance of common shares related to the exercise of warrants and options during the first two quarters of 2011.

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(In thousands, except per share and ounce amounts)

	2011		2010				2009(1)
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
		As restated (2)
Revenue from the sale of gold	$17,883	$13,582	$22,467	$23,679	$22,163	$17,626	$23,168	$19,131
Operating (loss) income	(2,653)	(3,136)	4,284	6,428	7,061	1,778	4,522	3,162
Net (loss) income	(3,757)	4,687	(24,131)	(7,624)	(19,084)	(1,767)	(9,172)	(16,912)
Net income (loss) per share, basic	(0.02)	0.03	(0.21)	(0.05)	(0.22)	(0.03)	(0.14)	(0.26)
Net income (loss) per share, diluted	(0.02)	0.02	(0.21)	(0.05)	(0.22)	(0.03)	(0.14)	(0.26)
Gold sales in ounces	15,178	10,003	16,431	19,265	18,430	15,796	21,125	19,848
Total cash cost per ounce of gold	$865	$1,097	$882	$440	$414	$631	$600	$575

(1)	The effective transition date from US GAAP to IFRS was January 1, 2010. As a result, these quarters have not been restated to IFRS.
(2)	See note 4 of the Condensed Consolidated Interim Financial Statements for further discussion of the restatement.

KEY ECONOMIC TRENDS

The Company’s performance is largely dependent on the price of gold as it directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, global economic conditions, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. The second quarter of 2011 has continued to see volatility in the financial markets and there continues to be uncertainty around global economic recovery.

In this environment, precious metals continue to gain strength as an attractive investment alternative.  At June 30, 2011, gold increased to $1,505 per ounce as compared to $1,244 at June 30, 2010 and $1,406 at December 31, 2010. Gold rose to a new high of over $1,500 per ounce into the second quarter of 2011 and increased further to over $1,600 per ounce in July 2011. The Company did not hedge gold sales during the quarter ended June 30, 2011.

COMMITMENTS AND CONTINGENCIES

As at June 30, 2011, the Company had approximately $29.2 million of contractual commitments consisting of $14.1 million associated with the capital program to develop the underground mine at Black Fox and $15.1 million of contracted equipment commitments related to the Goldfields Project.

LIQUIDITY AND CAPITAL RESOURCES

To date, the Company has funded its exploration, development and operations primarily through issuances of debt and equity securities and cash generated by Black Fox.  At June 30, 2011 the Company had cash of $21.2 million, compared to cash of $6.4 million at December 31, 2010.  The increase in cash since December 31, 2010 included operating cash inflows of $6.8 million, financing cash inflows of $30.7 million and a $0.4 million increase related to foreign exchange, offset by investing cash outflows of $23.1 million. Factors that can impact the Company’s liquidity are monitored regularly and include the market price of gold, production levels, operating cash costs, capital costs and exploration expenditures and currencies.

Operating activities contributed cash flows of $3.7 million during the second quarter of 2011 compared to the same period in 2010 when operating activities contributed cash flows of $13.1 million. Operating cash flows decreased due to lower gold sales volumes and higher operating costs and corporate administration expenses. Year-to-date cash flow from operations decreased by $5.2 million year-over-year due to higher costs as a result of the ramp up of both the open pit and underground mine throughout the first half of 2011.

Investing activities for the quarter ended June 30, 2011 used cash flows of $11.8 million as a result of expenditures on underground mine development, stripping Phase 2 of the open pit and underground and open pit mine equipment of $10.4 million and expenditures on exploration and development of $3.5 million offset by a $2.1 million decrease relating to the decrease of restricted cash.  During the quarter ended June 30, 2010, net cash provided by investing activities totalled $9.8 million, consisting of capital expenditures for plant and equipment of $5.8 million at Black Fox offset by $15.4 million in net cash acquired in the Linear acquisition via the issuance of common shares, warrants and options. Year-to-date cash flow used in investing activities was $23.1 million, an increase from the prior year as a result of capital projects and exploration activities in the second half of 2011.

Financing activities for the second quarter of 2011 used cash of $0.1 million compared to the second quarter of 2010 which used $19.6 million in cash for debt repayments.  Cash flows for the second quarter of 2011 included $2.3 million in proceeds from the exercise of warrants offset by debt repayments of $2.2 million. Year-to-date cash contributions from financing activities was $30.7 million and included $47.6 million in proceeds from the issuance of convertible debentures and $9.2 million in proceeds from the exercise of warrants offset by $26.1 million in debt repayments. The prior year financing cash flows included $24.5 million in proceeds on issuance of shares to Linear and $2.1 million from the exercise of warrants offset by $30.5 million in repayments of debt.

Planned capital expenditures related to underground development and mine equipment are estimated to be $37 million for 2011.  As a result of the adoption of IFRS, approximately $15 million in stripping costs will be capitalized in 2011 which would have been charged to operating costs under US GAAP.  The Company has also initiated the Phase 1 mill expansion announced in June 2011 and expects to incur $3.5 million of expenditures in 2011.

Total estimated exploration expenditures have increased from $11 million to $12.4 million for 2011 to reflect the increased drilling at the 147 Zone.

Sandstorm Gold Stream Agreement

On November 9, 2010, Brigus entered into a gold stream agreement (the “Gold Stream Agreement”) with Sandstorm pursuant to which Sandstorm agreed to purchase 12% of the gold production from the Black Fox Mine beginning in January 2011 and 10% of future production from the Black Fox Extension covering a portion of the adjoining Pike River property (the “Gold Stream”).  Sandstorm made an upfront payment of $56.3 million of which Brigus used a portion to effectively settle the balance of its forward gold sales contracts eliminating the obligation to deliver 99,409 ounces from October 2011 to March 2013. As a result, the Company became an unhedged gold producer.  Sandstorm will also pay Brigus ongoing per ounce payments of $500 subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum.  Brigus has the option, for a 24 month period, to reduce the Gold Stream to 6% of production from the Black Fox Mine and 4.5% of production from the Black Fox Extension for a payment of $36.6 million. For the three and six month period ended June 30, 2011, the Company delivered 1,608 and 2,363 ounces, respectively, under the Gold Stream Agreement.

Black Fox Project Facility

On February 20, 2009, the Company entered into a $70.0 million project financing agreement (“Project Facility”) with Macquarie Bank Ltd and RMB Australia Holdings Limited as joint arrangers and underwriters. On March 23, 2011, the Company used $22.0 million of the proceeds received from the $50.0 million senior unsecured convertible debentures to repay in full the balance owing on the Project Facility.

Convertible Debentures

On March 23, 2011, the Company sold $50.0 million principal amount of senior unsecured convertible debentures (the “Convertible Debentures”).  The Convertible Debentures have a maturity date of March 31, 2016, an interest rate of 6.5% per year, payable semi-annually in arrears, and a conversion price of $2.45 per Brigus common share.  The net proceeds were partially used to completely repay the balance of the Project Facility of $22.0 million, with the balance used to accelerate exploration drilling at the Company’s Black Fox Complex, for continuing development at the Black Fox Complex, to undertake an engineering study on the expansion of the Black Fox Mill, to pursue other growth opportunities, and for general working capital purposes.

With the completion of the Convertible Debenture financing and the expected cash flows from Black Fox, the Company expects to have adequate funds to fund all of the 2011 capital work programs, for the continued development of Black Fox estimated at $37.0 million, fund exploration at the Black Fox Complex, including the Contact Zone, 147 Zone, Grey Fox, Pike River and Black Fox Mill properties, fund other exploration programs, complete a Goldfields pre-feasibility study, and fund corporate overhead.

CONTRACTUAL OBLIGATIONS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The following table summarizes the remaining contractual maturities of the Company’s financial liabilities as at June 30, 2011:

($ in thousands)	Within 1 Year	1 – 3 years	3- 5 years	Over 5 Years	Total
Accounts payable and accrued liabilities	$20,550	$394	$-	$-	$20,944
Long-term debt	7,998	19,165	32,212	-	59,375
Operating lease obligations	560	552	-	-	1,112
Contractual commitments	28,739	-	511	-	29,250
	$57,847	$20,111	$32,723	$-	$110,681

OUTSTANDING SHARES

As of June 30, 2011 the Company had 11,154,040 outstanding stock options at a weighted average exercise price of $1.53.  As of June 30, 2011, the Company also had 40,588,843 common share purchase warrants outstanding and exercisable, at a weighted average exercise price of $1.71 and up to 20,408,163 shares issuable on conversion of the convertible debentures outstanding with a maturity date of March 31, 2016.

As of August 12, 2011, there were 196,331,520 common shares of the Company outstanding. The Company also has 10,852,165 stock options outstanding, of which 6,117,505 are vested and exercisable for common shares and 31,769,583 warrants outstanding exercisable for common shares.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

The Company has a Stock Option Plan for directors, officers and employees of the Company and its subsidiaries. The purpose of the plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, to provide additional incentive for superior performance, and to attract and retain valued personnel.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk and liquidity risk.

SUBSEQUENT EVENTS

There were no events which occurred subsequent to June 30, 2011 which would have a material impact on the Company’s operations.

NON-GAAP FINANCIAL INFORMATION

In this report, the Company uses the terms “cash operating costs”, “total cash costs” and “total production costs”, each of which are considered non-GAAP financial measures as they do not have any standardized meaning prescribed in IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These terms are used by management to assess performance of individual operations and to compare the Company’s performance to other gold producers.

The term “cash operating costs” is used on a per ounce of gold basis.  Cash operating costs per ounce is equivalent to direct operating cost, as found on the Consolidated Statements of Operations, less production royalty expenses and production taxes but includes by-product credits for payable silver.

The term “total cash costs” is equivalent to cash operating costs plus production royalties and mining taxes.

The term “total production costs” is equivalent to total cash costs plus non-cash costs including depreciation and amortization and accretion on accrued site closure costs.

See the Reconciliation of Cash Operating and Total Production Costs per Ounce for a reconciliation of these non-GAAP measures to the Company’s Consolidated Statements of Operations and Comprehensive (Loss) Income.

RISK FACTORS

The Company’s business contains significant risk due to the nature of mining, exploration and development activities. Certain risk factors below are related to the mining industry in general, while others are specific to the Company. Included in the risk factors below are details on how management seeks to mitigate the risks wherever possible. For details of risk factors, please refer to the Company’s audited consolidated financial statements, and Annual Information Form that is available at www.sedar.com.

Nature of Mineral Exploration and Mining

Mines have limited lives based on proven and probable reserves and therefore the Company will be required to continually replace and expand its mineral reserves as it mines gold. The Company’s ability to maintain and increase its annual production of gold in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and expand existing mineral reserves at existing mines. In addition, there is a limited supply of desirable mineral lands available in the Canada and other countries where the Company would consider conducting exploration and/or production activities.  Because the Company faces strong competition for new properties from other mining companies, many of which have greater financial resources than the Company does, it may be unable to acquire attractive new mining properties.

Certain of the Company’s activities are directed toward the exploration for and the development of mineral deposits. The exploration for, and development of, mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of a mineral deposit may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical and unpredictable; capital and operating costs which are highly variable; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or abandoning or delaying the development of a mineral project.

Mining is inherently risky and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business. Mining involves various types of risks and hazards, including, but not limited to: unanticipated changes in grade and tonnage of material to be mined and processed; unanticipated adverse geotechnical conditions; adverse weather conditions; incorrect data on which engineering assumptions are made; availability and cost of labour and other supplies and equipment; availability of economic sources of power; adequacy of access to the site; unanticipated transportation costs; government regulations (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands); lower than expected ore grades; metallurgical or other processing problems; delays in delivery and installation of equipment necessary to continue operations as planned; or failure of the Company’s equipment, processes or facilities to operate properly or as expected. For some of these risks, the Company maintains insurance to protect against these losses at levels consistent with its historical experience and industry practice.

Reserve Estimates

The Company estimates its reserves and resources on its properties as “proven reserves”, “probable reserves” or in accordance with applicable Canadian standards, as “measured resources”, “indicated resources” or “inferred resources”.  The Company’s ore reserve and resource figures and costs are primarily estimates and are not guarantees that the Company will recover the indicated quantities of these metals.  The Company estimates proven reserve quantities based on sampling and testing of sites conducted by the Company and by independent companies hired by the Company.  Probable reserves are based on information similar to that used for proven reserves, but the sites for sampling are less extensive, and the degree of certainty is less.  Reserve estimation is an interpretive process based upon available geological data and statistical inferences and is inherently imprecise and may prove to be unreliable.  In addition, resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. The Company’s reserves are reduced as existing reserves are depleted through production.  Reserves may be reduced due to lower than anticipated volume and grade of reserves mined and processed and recovery rates.

Reserve estimates are calculated using assumptions regarding metals prices.  For example, the Company’s reserves at Black Fox were estimated using a gold price of $1,150/oz for 88% of production and $500/oz for the remaining gold production that is sold through the Gold Stream Agreement.  Gold prices have fluctuated widely in the past.  Declines in the market price of metals, as well as increased production costs, capital costs and reduced recovery rates, may render reserves uneconomic to exploit, and lead to a reduction in reserves.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.  No assurance can be given that the amount of metal estimated will be produced or the indicated level of recovery of these metals will be realized. Any material reduction in the Company’s reserves estimates could have a material adverse effect on the Company’s results or operations or financial condition.

Development Projects

The Company is engaged in the development of new ore bodies.  The Company’s ability to sustain or increase its present level of production is dependent in part on the successful exploration and development of new ore bodies and/or expansion of existing mining operations. Decisions regarding future projects, including the 147 Zone, Contact Zone, Grey Fox, Pike River, and Goldfields, are subject to the successful completion of feasibility studies, issuance of necessary governmental permits and receipt of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.  The Company’s estimates of proven and probable ore reserves and cash operating costs are, to a large extent, based upon detailed geologic and engineering analysis.  The Company also conducts feasibility studies that derive estimates of capital and operating costs based upon many factors.

It is possible that actual costs and economic returns may differ materially from the Company’s best estimates.  It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated.  There can be no assurance that any future exploration or development efforts will be profitable.

The Goldfields Project is currently at the pre-development stage.  Construction and development of the project is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material, permits and services essential to completing construction of the project in a timely manner; changes in environmental or other government regulations; currency exchange rates; financing risks; labour shortages; and fluctuation in metal prices, as well as the continued support of the local community. There can be no assurance that the construction will commence or continue in accordance with current expectations or at all.

In addition, the Goldfields Project has no recent operating history upon which to base estimates of future commercial viability.  Estimates of mineral resources and mineral reserves are, to a large extent, based on the interpretation of geological data obtained from drill holes and other sampling techniques and feasibility studies. This information is used to calculate estimates of the capital cost and operating costs based upon anticipated tonnage and grades of gold to be mined and processed, the configuration of the mineral resource, expected recovery rates, comparable facility and equipment operating costs, anticipated climatic conditions and other factors.  As a result, it is possible that differences in such estimates could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.  There can be no assurance that the Company will be able to complete the Goldfields development project on schedule or within budget due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations.  Should any of these events occur, it could have a material adverse effect on the Company’s results of operations, financial condition, and prospects.

Production Estimates

The Company prepares estimates of future production for its operations.  The Company develops its estimates based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing.  In the past, the Company’s actual production from time to time has been lower than its production estimates and this may be the case in the future. In particular, the Company’s estimate of 2010 as well as Q1 and Q2 2011 gold production from the ramp up of the Phase 2 open pit and commencement of underground production was lower than originally predicted as a result of a delay in the development of the underground operations.

Each of these factors also applies to future development properties not yet in production.  In the case of mines the Company may develop in the future, the Company does not have the benefit of actual experience in its estimates, and there is a greater likelihood that the actual results will vary from the estimates.  In addition, development and expansion projects are subject to financing contingencies, unexpected construction and start-up problems and delays.

Environment Laws and Regulations

The Company’s exploration and production activities in Canada are subject to regulations by governmental agencies under various environment laws. The Company is also subject to environmental regulations in Mexico and the Dominican Republic where it has exploration and development properties. These regulations mandate, among other things, the maintenance of air and water quality standards, land use standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation in many countries is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environment assessments and proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes in or delays in the Company’s intended activities. There can be no assurance that future changes in environment regulations will not adversely affect the Company’s business.

Property Rights, Permits and Licensing

The Company derives the rights to most of its mineral properties from unpatented mining claims, leaseholds, joint ventures or purchase option agreements which require the payment of maintenance fees, rents, purchase price installments, exploration expenditures, or other fees.  If the Company fails to make these payments when they are due, its rights to the property may lapse.  There can be no assurance that the Company will always make payments by the requisite payment dates. In addition, some contracts with respect to the Company’s mineral properties require development or production schedules. There can be no assurance that the Company will be able to meet any or all of the development or production schedules.  The Company’s ability to transfer or sell its rights to some of its mineral properties requires government approvals or third party consents, which may not be granted.

Uncertainty of Title

While the Company has no reason to believe that its rights to mine on any of its properties are in doubt, title to mining properties are subject to potential claims by third parties claiming an interest in them.

If there are title defects with respect to any of the Company’s properties, it might be required to compensate other persons or perhaps reduce the Company’s interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management's time from operations as well as ongoing exploration and development programs.  Furthermore, if the Company loses its rights in and to any of its properties, it could have a material adverse effect on the Company’s operations or financial condition.

Capital Expenditures

In order to explore and, if exploration is successful, develop the Company’s projects and properties, the Company will be required to expend significant amounts for, among other things, geological and geochemical analysis, assaying, and, if warranted, feasibility studies with regard to the results of exploration. The Company may not benefit from these investments if the Company is unable to identify commercially exploitable mineralized material. If the Company is successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract those reserves.

The Company’s ability to obtain the funding necessary to explore and develop its properties and projects depends upon a number of factors, including the state of the North American and worldwide economies and the price of gold. The Company may not be successful in obtaining the required financing for these or other purposes on terms that are favorable to the Company or at all, in which case the Company’s ability to continue operating would be adversely affected. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development of some or all of its exploration and /or development properties.

Substantial expenditures will be required to develop the Goldfields Project located in Saskatchewan, Canada. The Company may not be able to obtain final permits for the project and there may be significant variances relative to the feasibility study with respect to capital and operating costs as well as production estimates and related revenues, any of which could have a significant impact on the overall economics of the project.

Credit Risk

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to the Company.  The Company’s credit risk is limited to cash, accounts receivables, restricted cash, restricted certificates of deposit, auction rate securities and notes receivable in the ordinary course of business.  Cash, restricted cash, restricted certificates of deposit and auction rate securities are placed with high-credit quality financial institutions.  The Company sells its gold production exclusively to large international organizations with strong credit ratings.  The balance of accounts receivables owed to the Company in the ordinary course of business is not significant.

The Company assesses quarterly whether there has been an impairment of the financial assets of the Company.  The Company has not recorded an impairment on any of the Company’s financial assets during the six months ended June 30, 2011.

Liquidity Risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due.  The Company has a planning and budgeting process to monitor operating cash requirements, including amounts projected for the existing capital expenditure program and plans for expansion, which are adjusted as input variables change.  These variables include, but are not limited to, available bank lines, mineral production from existing operations, commodity prices, taxes and the availability of capital markets.  As these variables change, liquidity risks may necessitate the need for the Company to issue equity or obtain project debt financing.

The Company’s current annual interest obligation associated with the Convertible Debentures is approximately $3.25 million, which the Company may satisfy in cash, or by issuing common shares to raise cash proceeds for the payment of interest or a combination thereof at its option.  The Company may also incur additional indebtedness from time to time to finance working capital, exploration or development efforts, strategic acquisitions, investments and alliances, capital expenditures or other general corporate purposes, subject to the restrictions contained in the indenture governing the Convertible Debentures and in any other agreements under which the Company may incur indebtedness in the future. The Company’s indebtedness and interest payment obligations could adversely affect its ability to operate its business and may limit the Company’s ability to take advantage of potential business opportunities

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while increasing production levels at its current operations.

Currency Risk

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include Canadian dollar restricted cash, restricted certificates of deposit, and accounts payable. The Company’s functional and reporting currency is US dollars. The Company’s Canadian operations at the Black Fox Mine are translated from the host currency to US dollars. Therefore, exchange rate movements in the Canadian dollar can have a significant impact on the Company’s consolidated operating results.

Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. All of the Company’s debt obligations are fixed and therefore there is no exposure to changes in market interest rates. The Company is exposed to interest rate risk on its short-term investments that include auction rate securities.  The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

Commodity Price Risk

The Company historically has derived all of its revenues from the sale of gold, and its development and exploration activities are focused on gold. As a result, the Company’s future earnings are directly related to the price of gold.  Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The profitability of the Company is directly related to the market price of gold.

The current demand for, and supply of, gold also affects gold prices. The supply of gold consists of a combination of new production from mining and existing shares of bullion held by government central banks, public and private financial institutions, industrial organizations and private individuals. As the amounts produced by all producers in any single year constitute a small portion of the total potential supply of gold, normal variations in current production do not usually have a significant impact on the supply of gold or on its price. Mobilization of gold held by central banks through lending and official sales may have a significant adverse impact on the gold price.

All of the above factors are beyond the Company’s control and are impossible for the Company to predict. If the market price for gold falls below the Company’s costs to produce gold for a sustained period of time, that will make it more difficult to obtain financing for its projects. Furthermore, any such reduction in the market price for gold could cause the Company to experience significant losses and could require the Company to discontinue exploration, development and/or mining at one or more of its properties.

The Company is also a significant consumer of electricity, mining equipment, fuels and mining-related raw materials, all of which the Company purchases from outside sources. Increases in prices of electricity, equipment, fuel and raw materials could adversely affect the Company’s operating expenses and profitability.

Equity Price Risk

The Company’s common shares are listed on the NYSE Amex Equities Exchange and the Toronto Stock Exchange. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.  The Company’s share price is also likely to be significantly affected by global economic issues, as well as short-term changes in gold prices or in the Company’s financial condition or liquidity.

As a result of any of these factors, the market price of the Company’s common shares at any given point in time might not accurately reflect its long-term value.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities.  The Company could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Furthermore, approximately 51.7 million of the Company’s common shares are issuable on exercise of warrants and options to purchase common shares at prices ranging from approximately $0.88 to $2.60 and $0.60 to $8.96 at a weighted average price of $1.71 and $1.53, respectively.

In addition, each $1,000 principal amount of the Convertible Debentures are convertible into common shares of the Company at the option of the holder at a conversion price of $2.45 per common share.  Further, common shares of the Company are potentially issuable in connection with the Convertible Debentures in the following circumstances: (i) at the Company’s election in lieu of payment of principal upon redemption or maturity of the Convertible Debentures, (ii) upon a change of control of the Company (as defined in the Indenture) and (iii) at the Company’s election to pay interest on the Convertible Debentures in common shares.

During the term of the warrants, options, Convertible Debentures and other rights, the holders are given an opportunity to profit from a rise in the market price of the Company’s common shares with a resulting dilution in the interest of the other shareholders.  The Company’s ability to obtain additional equity financing during the period such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of the Company’s common shares.  The holders of the warrants, options, Convertible Debentures and other rights can be expected to exercise or convert them at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable to the Company than those provided by the outstanding rights.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumption that affect the reported amounts of assets, liabilities, revenues and expenses. Management routinely makes judgments and estimates about the effect of matters that are inherently uncertain.  As the number of variables and assumptions affecting the future resolution of the uncertainties increase, these judgments become even more subjective and complex.  The Company has identified certain accounting policies that the Company believes are most critical in understanding the judgments that are involved in producing the Company’s consolidated financial statements and the estimates made that could impact results of the operations.  The Company’s significant accounting policies are disclosed in Note 3 to the March 31, 2011 Condensed Consolidated Interim Financial Statements.

Inventories

There are three elements of inventories in which management is required to make estimates and assumptions - stockpile ore, in-circuit gold inventories and doré.  All are valued at the lower of average production costs or net realizable value.  The average production cost includes the direct production costs, attributable overheads and depreciation incurred to bring the material to its present point in the process cycle.  Net realizable value represents that value that can be realized upon sale of the inventory in question, less a reasonable allowance for further processing and sales costs, where applicable.  The estimates and assumptions used in the measurement of the inventories include surveyed stockpile quantities, in circuit process volumes, gold contents of both, recoverable ounces once processed and the price per ounce of gold when ounces of gold are recovered and sold.

Mining Interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant, property and equipment and expenditures related to exploration arising from property acquisitions. Mine development costs are capitalized after proven and probable reserves have been identified.  Amortization is calculated using the unit-of-production method over the expected life of the mine based on the estimated recoverable gold equivalent ounces or value of metals over proven and probable reserves.

Buildings and equipment are recorded at acquisition cost and amortized on a unit-of-production basis over the remaining proven and probable reserves of the mine.  Equipment that is mobile is amortized on a straight-line basis over the estimated useful life of the equipment of five to ten years, not to exceed the related estimated mine lives.  Repair and maintenance costs are expensed as incurred.

Mineral rights include the cost of obtaining unpatented and patented mining claims and the cost of acquisition of properties.  Significant payments related to the acquisition of land and mineral rights are capitalized.  If a mineable ore body is discovered, such costs are amortized when saleable minerals are produced from the ore body using the unit-of-production method based on proven and probable reserves.  If no mineable ore body is discovered or such rights are otherwise determined to have no value, such costs are expensed in the period in which it is determined the property has no future economic value.

The Company reviews the carrying values of its assets on a regular basis for indicators of impairment at the end of each reporting period by reference to project economics. Impairment assessments are conducted at the level of cash-generating units (“CGU’s”), with the Black Fox operating mine and development projects representing separate CGU’s.  If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The recoverable amount is the greater of the CGU’s fair value less costs to sell and its value in use. The estimates and assumptions used by management in the assessments include recoverable ounces of gold from the reserves and resources, long-term gold prices, the Canadian dollar/US dollar exchange rate and future costs of operations.

The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount of that CGU. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the CGU in prior years.

Deferred Revenue

Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver payable gold at contracted prices.  The Company records a portion of the deferred revenue as sales, based on a proportionate share of deliveries made compared with the total estimated contractual commitment.  The estimates and assumptions used by management include the reserves and resources on the named properties, the future price of gold and the total future recoverable ounces.

Reclamation and Closure Costs

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations by regulatory authorities, which affect the ultimate cost of remediation and reclamation.  Changes if any, due to their nature and unpredictability, could have a material impact and would be reflected prospectively, as a change in accounting estimate.

FUTURE CHANGES IN ACCOUNTING POLICIES

IFRS 9 Financial Instruments (“IFRS 9”) introduces the new requirements for the classification, measurement and derecognition of financial assets and financial liabilities.  Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement (“IFRS 39”) to be subsequently measured at amortized cost or fair value.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

IAS 27 continues to include the requirements relating to separate financial statements that are unchanged and included in the amended IAS 27. The other portions of IAS 27 are replaced by IFRS 10. IAS 28 Investments in Associates and Joint Ventures is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

Each of these five standards have an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12 (and thereby each of the other four standards). The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued and replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard. The IFRS is the result of joint efforts by the IASB and FASB to develop a converged fair value framework. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators confirmed that Canadian reporting issuers would be required to transition to IFRS for fiscal years beginning on or after January 1, 2011.  The Company’s transition date was January 1, 2010 and the Company has prepared the opening IFRS Statement of Financial Position at that date. For further information on the Company’s significant accounting policies under IFRS, refer to Note 3 in the condensed consolidated interim financial statements.

All IFRS transition differences that resulted in an adjustment to the Company’s Statement of Financial Position, at January 1, 2010 and December 31, 2010 and Statements of Operations and Comprehensive Income for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 as well as the year ended December 31, 2010 are as follows:

Capitalization of Exploration and Evaluation Costs

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred, with capitalization only allowed subsequent to the establishment of commercial feasibility of the mineral deposits. IFRS permits entities to capitalize or expense exploration costs, subject to certain limits. Under IFRS, the Company will capitalize exploration costs once the legal right to explore has been established.  This accounting policy choice has been applied retrospectively.

The capitalization of exploration and evaluation costs resulted in an increase to retained earnings of $32.2 million and an increase to inventory of $1.3 million at June 30, 2010.  Depreciation expense decreased by $0.7 million and $1.0 million for the three and six month periods ended June 30, 2010 while exploration and evaluation expenditures were reduced by $1.1 million and $1.3 million, respectively.

Componentization of Property, Plant and Equipment

IFRS requires that each component of an item of property, plant and equipment with a significant cost in relation to the total cost of the item should be depreciated separately, according to the useful life of the component. Under US GAAP, a components approach for depreciation is permitted but not required.

The adjustment to property, plant and equipment and depreciation expense for the three and six month period ended June 30, 2010 was $0.1 million and $0.3 million, respectively.

Borrowing Costs

Both US GAAP and IFRS contain provisions for capitalizing certain costs associated with financing qualifying assets.  However, there are differences as to which costs qualify for capitalization, the definition of a qualifying asset, and the amounts eligible for capitalization in relation to specific borrowings.

Under US GAAP, capitalized interest on the Black Fox underground mine was determined by applying the capitalization rate to the average amount of accumulated expenditures on the asset during 2010. Under IFRS, the funds raised through the flow-through share issuance are deemed to be specific to the construction of the underground mine. IFRS does not address capitalization of interest associated with equity financing.  Accordingly, under IFRS, a capitalization rate is applied only to the portion of expenditure not covered by the flow-through share issuance.

The Company has elected to take the IFRS 1 exemption and apply IAS 23 from January 1, 2010. Accordingly, there are no adjustments to opening retained earnings or for the period ended June 30, 2010 to reverse interest capitalized under US GAAP.

Stripping Costs

Under US GAAP, stripping costs incurred during the production stage of a mine are included in the cost of inventory produced during the period in which the stripping costs were incurred. The Company’s policy under IFRS is to capitalize stripping costs during the production phase incurred to access ore that will be mined in future periods, as it will provide a future economic benefit. Stripping costs incurred and capitalized during the production phase are depleted using the unit-of-production method over the reserves that directly benefit from the specific stripping activity.

The Company has determined that certain stripping costs incurred during the production phase at Black Fox should be capitalized as they were incurred to provide access to ore that will be mined in future periods.  The adjustment to increase property, plant and equipment and reduce direct operating costs for the three and six month period ended June 30, 2010 was $0.6 million.

Warrants Issued for Services Received

Under US GAAP, an equity-linked financial instrument is not considered to be indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency.  The Company has outstanding warrants that are denominated in Canadian dollars, which differs from the Company’s US dollar functional currency. As a result, these warrants were not considered to be indexed to the Company’s own stock, and were therefore accounted for separately as derivative liability instruments with fair value assessed at each reporting date, rather than as equity instruments.

Under IFRS, warrants to purchase common shares of the Company issued for services received fall within the scope of IFRS 2, rather than IAS 32 Financial Instruments: Presentation.  Warrants issued within the scope of IAS 32 will continue to be accounted for as derivative liabilities.  Warrants issued for services, which fall within the scope of IFRS, 2, known as compensation warrants, are accounted for differently under IFRS. IFRS 2 requires that compensation warrants be initially recorded at fair value based on the fair value of the goods or services received.  IFRS also requires that equity settled transactions are classified on the Statement of Financial Position within equity.

The adjustments required for compensation warrants for the period ended June 30, 2010 include a decrease in the liability of $14.9 million which includes a reclassification from equity-linked financial instruments to equity of $11.8 million. The impact on the fair value of the equity-linked financial instruments for the three and six month periods ended June 30, 2010 was a decrease of $1.7 million and $9.7 million, respectively.

Income taxes

IFRS disallows deferred taxes to be recognized on the initial recognition of an asset or liability that results from a transaction that is not a business combination. There was a reduction in the deferred tax liability and property, plant and equipment balances at June 30, 2010 of $0.4 million related to the reversal of the deferred tax liability associated with the acquisition of the Black Fox Mill.

CONTROLS AND PROCEDURES

At the end of the second quarter of 2011, an evaluation was carried out under the supervision of and with participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of disclosure controls and procedures and internal control over financial reporting were effective as of June 30, 2011, the end of the period covered by this report, to ensure that material information relating to the Company would be made known to them.

Subsequent to the release of the March 31, 2011 condensed consolidated interim financial statements, management identified that the accrued long-term liability associated with the flow-through shares was not extinguished when renouncement of the tax benefits associated with the flow-through shares occurred in Q1 2011. As a result, the March 31, 2011 figures have been restated as follows:

	March 31, 2011 (As restated)	March 31, 2011 (Previously reported)
Accrued long-term liabilities	$386	$2,296
Accumulated deficit	(263,681)	(265,591)
Income taxes	3,055	1,145
Net income	4,685	2,775
Earnings per share - basic	0.03	0.02
Earnings per share - diluted	0.02	0.01

In connection with the restatement of balances within the March 31, 2011 condensed consolidated interim financial statements, management, with the participation of the Chief Executive Officer and Chief Financial Officer, re-evaluated the effectiveness of internal controls over financial reporting at both December 31, 2010 and March 31, 2011. Based on the reassessment, the Chief Executive Officer and the Chief Financial Officer have concluded that as of December 31, 2010 the internal controls over financial reporting were effective. For the period ended March 31, 2011 they concluded that a deficiency existed which resulted in the restatement of balances during that period but that this did not represent a material weakness and internal controls over financial reporting were effective.

Management has made changes to the internal controls over financial reporting during the three months ended June 30, 2011. Management has amended procedures related to the accounting for flow-through shares to include procedures to capture all activity associated with flow-through share offerings including the renunciation of tax benefits.

Other than as described above, there have been no significant changes in internal controls over financial reporting during the period ended June 30, 2011 that could have affected or are likely to materially affect the Company’s controls over financial reporting.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION:

This report contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward looking statements and information are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies.  All statements other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward looking statements and information that may involve a number of known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to control or predict. Forward-looking statements and information can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue,” or the negative of such terms, or other comparable terminology. These statements include, but are not limited to comments regarding:

•
plans for the development of and production at the Black Fox Mine including, without limitation, the timing of the development of, and future production quantities from, the underground mine and Phase 2 open pit at Black Fox;

•
estimates from the Black Fox technical report dated January 6, 2011, including mine life, processing rate, recovery rate, average annual production, cash operating costs, capital costs, net present value and discounted cash flow value of Black Fox;

•	timing and costs associated with the completion of capital projects, including the Company’s development of the Black Fox underground mine and the planned expansion of the Black Fox Mill;
•	repayments of indebtedness and the Company’s ability to meet its obligations in connection with the 6.5% senior unsecured Convertible Debentures due March 31, 2016;
•
the Company’s exploration and development plans, including such plans and financing of such plans for the Company’s Grey Fox, Pike River, Stock Mine, Goldfields, Ixhuatan and Dominican Republic projects;

•	liquidity to support operations and debt repayment;
•	completion of a Canadian National Instrument 43-101 report for any of the Company’s exploration properties;
•	the establishment and estimates of additional mineral reserves and resources;
•	future production, mineral recovery rates and costs, strip ratios and mill throughput rates;
•	projected total production costs, cash operating costs and total cash costs;
•	grade of ore mined and milled from Black Fox and cash flows derived therefrom;
•	future processing capacity of the Black Fox Mill;
•	anticipated expenditures for development, exploration, and corporate overhead, including expenditures for surface drilling at Black Fox and Goldfields;
•	timing and issuance of permits;
•	estimates of closure costs and reclamation liabilities;
•	the Company’s ability to obtain financing to fund future expenditure and capital requirements; and
•	the impact of adoption of new accounting standards.

Although the Company believes that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, the Company cannot be certain that these plans, intentions or expectations will be achieved.  Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements and information contained in this report.  Disclosure of important factors that could cause actual results to differ materially from the Company’s plans, intentions or expectations is included under the heading “Risk Factors” in this report.

Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements and information.  Factors that could cause or contribute to such differences include, but are not limited to unexpected changes in business and economic conditions, including the global financial and capital markets; significant increases or decreases in gold prices; changes in interest and currency exchange rates; timing and amount of production; unanticipated changes in grade of ore; unanticipated recovery or production problems; changes in operating costs; operational problems at the Company’s mining properties; metallurgy, processing, access, availability of materials, equipment, supplies and water; determination of reserves; costs and timing of development of new reserves; results of current and future exploration and development activities; results of future feasibility studies; joint venture relationships; political or economic instability, either globally or in the countries in which the Company operates; local and community impacts and issues; timing of receipt of government approvals; accidents and labour disputes; environmental costs and risks; competitive factors, including competition for property acquisitions; availability of external financing at reasonable rates or at all; and the factors discussed in this report under the heading “Risk Factors;” and other risks and uncertainties set forth the Company’s periodic report filings with Canadian securities authorities and the SEC.

Many of these factors are beyond the Company’s ability to control or predict.  These factors are not intended to represent a complete list of the general or specific factors that may affect the Company.  The Company may note additional factors elsewhere in this report.  All forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company undertakes no obligation to update any forward-looking statement or information.

ACCOUNTING PRINCIPLES AND OTHER INFORMATION

References to “we,” “our,” “us,” the “Company” or “Brigus” mean Brigus Gold Corp. (formerly Apollo Gold Corporation) and its consolidated subsidiaries, or to any one or more of them, as the context requires.

On June 24, 2010, the Company’s shareholders authorized the Company to effect a 1-for-4 reverse split of the number of shares of the Company's common stock (the “Reverse Split”).  Immediately prior to the Reverse Split, 517,565,717 shares of common stock were outstanding.  Upon execution of the Reverse Split, such shares were consolidated into 129,391,429 shares of common stock.  The accompanying financial statements have been retroactively adjusted to reflect the Reverse Split.

REPORTING REQUIREMENTS FOR DISCLOSURE OF MINERAL PROPERTIES

Certain information in this report concerning our properties and operations has been prepared in accordance with Canadian standards under applicable Canadian securities laws, which differ from the requirements of U.S. securities laws. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this annual report are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on December 11, 2005 (“CIM Standards”).

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not recognized by the SEC. Pursuant to United States standards as promulgated by the SEC under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. “Inferred Mineral Resource” has a great amount of uncertainty as to its existence, as to whether it can be mined and as to its economic and legal feasibility, except in rare cases. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in rare cases. Readers are cautioned not to assume that all or any part of a “Measured Mineral Resource” or “Indicated Mineral Resource” will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits registrants to report SEC compliant reserves in ounces and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures. As such, certain information contained in this annual report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to reporting and disclosure requirements of the SEC.

In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM Standards differ in certain respects from the U.S. standards.  Brigus’ Proven and Probable Mineral Reserves are estimated in accordance with definitions set forth in NI 43-101.

ADDITIONAL INFORMATION

Additional information relating to Brigus, including its Annual Information Form for 2010, is available on SEDAR at www.sedar.com and on the Company’s website at www.brigusgold.com.